SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-112428

NEWS AMERICA 401k SAVINGS PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

News America 401k Savings Plan

Financial Statements

and Supplemental Schedule

As of December 31, 2008 and 2007

and for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

Plan Administrator

News America 401k Savings Plan

We have audited the accompanying statements of net assets available for benefits of the News America 401k Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 25, 2009

News America 401k Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$28,199,738	$46,667,652
Participant loans	284,476	299,096
Employee contribution receivable	12,012	38,416
Employer contribution receivable	6,211	15,978

Net assets available for benefits	$28,502,437	$47,021,142

See accompanying notes.

News America 401k Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions
Dividends and interest income	$1,275,448

Contributions:
Participants, including rollovers	1,342,146
Employer	548,321

Total contributions	1,890,467

Total additions	3,165,915

Deductions
Benefits paid to participants	5,152,731
Administrative fees and other	7,317
Asset transfers, net	2,239,429

Total deductions	7,399,477

Net realized and unrealized depreciation in fair value of investments	(14,285,143)

Net decrease	(18,518,705)

Net assets available for benefits:
Beginning of year	47,021,142

End of year	$28,502,437

See accompanying notes.

News America 401k Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

The following description of the News America 401k Savings Plan (the “Plan”) provides general information about the Plan’s provisions. News America Incorporated (the “Company”) is the plan sponsor. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is a defined contribution plan. Effective February 1, 2004, the Plan was amended to cover only hourly employees, and was renamed News America 401k Savings Plan.

As of December 31, 2008, the Plan covered substantially all hourly employees of the Company and its affiliates. The Company is a wholly owned subsidiary of News Corporation.

Effective as of January 1, 2009, the Plan merged into the News America Consolidated Savings Plan (the “Savings Plan”). Net assets available for benefits totaling $28,502,437 were transferred into the Savings Plan.

The Plan meets the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) which permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is subject to the regulations of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code.

Assets Held in Trust

The Plan’s investments are held in trust with Fidelity Management Trust Company (“Fidelity” or the “Trustee”). Among other duties, Fidelity is responsible for the custody, record-keeping and investing of the Plan assets and for the payment of benefits to eligible participants. All contributions are invested by the Trustee as designated by the Plan participants.

Eligibility

All employees age 21 or older are eligible for Plan participation immediately upon full-time regular employment provided they are scheduled to complete at least 1,000 hours of service during a 12-month period. Part-time employees who are paid hourly are eligible to participate on the first day of the month following the completion of 1,000 hours of service in the first 12 months of employment or in any subsequent year. Members of the Teamsters Union are eligible to participate following the completion of 90 working days of employment from their start date.

News America 401k Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participants with a hire date on or after February 1, 2007, will be automatically enrolled in the Plan at a contribution rate of 3% of their pre-tax eligible earnings following 30 days after the participants’ benefits eligibility date, provided they are 21 years of age. Participants can elect within the applicable time frame not to enroll in the Plan.

Contributions and Vesting

Each year, plan participants are entitled to contribute, subject to certain Internal Revenue Service (“IRS”) regulations, pre-tax contributions from 1% to a maximum of 20% of their compensation, as defined, and after-tax contributions up to 10% of their compensation, as defined, not to exceed a combined deferral percentage of 27%. The Plan also permits catch-up contributions up to the IRS maximum ($5,000 in 2008).

Effective as of January 1, 2008, the Plan adopted a Safe Harbor compliant structure. The employer match on eligible employee deferrals is 100% of the first 1% of eligible compensation contributed plus 50% of the next 5% of eligible compensation contributed.

Participants’ voluntary contributions and actual earnings thereon become vested immediately. Participants employed prior to January 1, 2008, will vest at 20% for the first year to grandfather their service and then vest 100% on the second year to comply with statutory vesting requirements.

The employer match vesting schedule was changed to two-year cliff vesting. If a participant was hired or rehired (by the Company or any affiliate) on or after January 1, 2008, he or she will vest in the Company matching contributions according to the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 or more	100%

Also effective January 1, 2008, the Plan makes a 2% non-elective contribution of eligible compensation for those hired on or after January 1, 2008. Eligibility extends to participants that (a) were hired or rehired on or after January 1, 2008, (b) transferred to the Company (or a Participating Employer) from an affiliate of the Company (including from outside the U.S.) that

News America 401k Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

does not maintain or contribute to an employer-sponsored defined benefit plan, or (c) transferred to the Company (or a Participating Employer) from an affiliate of the Company (including from outside the U.S.) that maintains or contributes to an employer-sponsored defined benefit plan, in which the participant was not an active participant immediately prior to his or her transfer. Each participant shall have a fully 100% vested interest in his or her employer non-elective contribution account upon the attainment of three years of service.

The 2% non-elective contribution follows three-year cliff vesting.

Participant Accounts

A separate account is maintained by the Trustee for each participant to record the participant’s pre-tax and after-tax contributions, the employer’s matching contribution and Plan earnings.

Forfeitures

Forfeitures (normally unvested interests of terminated participants’ matching contribution accounts) are allocated to reduce future matching contributions. Total forfeitures for the years ended December 31, 2008 and 2007 were $12,834 and $25,555, respectively. Forfeitures of $31,140 and $10,160 were used to offset 2008 and 2007 employer contributions, respectively. The total unallocated forfeitures amount in the Plan at December 31, 2008 and 2007 is $42,378 and $59,915, respectively.

Participant Loans

Participants may borrow from the Plan a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans are payable over a period not to exceed five years or, if the proceeds are used to purchase the participant’s principal residence, the fixed rate loans are payable over a period not to exceed 20 years, and bear interest at prime plus 1%. The loans are secured by the pledge of the participant’s interest in the Plan.

At December 31, 2008, interest rates ranged from 5% to 8.25%. Participants are required to pay off outstanding loan balances when they leave the Company, otherwise the loan balances will be treated as taxable distributions to the participants. Participants may prepay their loans at any time without penalty.

News America 401k Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, death or permanent disability, as stipulated in the Plan document. Such benefits shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the IRS and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Administrative Expenses

The majority of expenses incurred by the Plan are paid by the Company.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments among various investment options outlined in the Summary Plan Description. Additionally, participants may redirect their investment balances among these various investment options.

Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

News America 401k Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

As a result of the adoption of SFAS 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 4). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). In accordance with SFAS 157, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3:	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

News America 401k Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

3. Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007 are as follows:

	December 31
	2008	2007
Fidelity Growth Company	$2,244,680	$4,733,326
Fidelity Equity Income	3,244,168	6,700,104
Fidelity Freedom 2010	3,696,692	6,203,839
Spartan US Equity Index	5,228,396	10,201,790
PIMCO Total Return Institutional	1,427,349	*
Fidelity Retirement Money Market	6,543,864	6,915,468

*	Amount represents less than 5% of net assets available at year-end.

News America 401k Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2008, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in fair value as follows:

Year Ended December 31, 2008
BrokerageLink	$(17,497)
PIMCO Total Return Institutional	(75,823)
MSI Midcap Growth I	(833,757)
MSI Small Cap Growth I	(62,326)
Hartford Cap App Y	(131,773)
Oakmark Select I	(118,434)
Templeton Growth Adv	(116,376)
DWS International Fund S	(166,082)
DWS International Fund IS	(803,069)
Allianz NFJ Small Cap Value Fund Inst.	(227,867)
News Corporation Stock Fund Class A (nonvoting)	(865,654)
News Corporation Stock Fund Class B (voting)	(248,249)
Fidelity Equity Income	(2,646,713)
Fidelity Growth Company	(1,688,007)
Fidelity Freedom Income	(8,443)
Fidelity Value Fund	(54,360)
Fidelity Freedom 2000	(22,572)
Fidelity Freedom 2010	(1,633,841)
Fidelity Freedom 2015	(48,153)
Fidelity Freedom 2020	(433,582)
Fidelity Freedom 2025	(94,854)
Fidelity Freedom 2030	(216,559)
Fidelity Freedom 2035	(26,414)
Fidelity Freedom 2040	(160,287)
Fidelity Freedom 2045	(17,904)
Fidelity Freedom 2050	(17,779)
Spartan US Equity Ind Advan	(2,354,623)
Spartan US Equity Index	(1,194,145)

$(14,285,143)

News America 401k Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value.

Investments in mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at the end of the reporting year. Investments in company stocks are valued at the year-end unit closing price, comprised of the year-end market price plus un-invested cash position. Investments in common stock are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$20,762,684	$—	$—	$20,762,684
Money market funds	6,543,864	—	—	6,543,864
Company stocks	893,190	—	—	893,190
Participants loans	—	—	284,476	284,476

Total assets at fair value	$28,199,738	$—	$284,476	$28,484,214

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$299,096
Purchases, sales, issuances and settlements, net	(14,620)

Balance, end of year	$284,476

News America 401k Savings Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Transactions with Parties-in-Interest

The Plan’s investments in mutual funds managed by the Trustee, as well as its investments in the common stock of various subsidiaries of the plan sponsor, and loans are considered to be party-in-interest transactions. These investments amounted to $24,329,363 as of December 31, 2008 and $39,663,405 as of December 31, 2007. Fees paid by the plan sponsor for the years ended December 31, 2008 and 2007 were not significant. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Differences Between Financial Statements and Form 5500

The difference between the financial statements and the Form 5500 is due to merger of the Plan into the Savings Plan effective January 1, 2009.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$28,502,437	$47,021,142
Amounts transferred to the Savings Plan on January 1, 2009	(28,502,437)	—

Net assets available for benefits per the Form 5500	$—	$47,021,142

News America 401k Savings Plan

Notes to Financial Statements (continued)

8. Tax Status

The Plan has received a determination letter from the IRS, dated March 3, 2006, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Supplemental Schedule

News America 401k Savings Plan

EIN #13-3249610 Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Fidelity Held Assets
*	BrokerageLink	Various self-directed investments	$6,790
*	Fidelity Freedom 2000	11,180.234 shares	112,361
*	Fidelity Freedom 2010	356,823.535 shares	3,696,692
*	Fidelity Freedom 2015	15,833.203 shares	135,532
*	Fidelity Freedom 2020	83,628.03 shares	840,462
*	Fidelity Freedom 2025	25,255.689 shares	207,854
*	Fidelity Freedom 2030	40,448.068 shares	394,773
*	Fidelity Freedom 2035	8,129.56 shares	65,280
*	Fidelity Freedom 2040	41,957.709 shares	234,544
*	Fidelity Freedom 2045	7,005.484 shares	46,096
*	Fidelity Freedom 2050	5,652.257 shares	36,514
*	Fidelity Freedom Income	5,647.273 shares	53,988
*	Fidelity Equity Income	105,091.291 shares	3,244,168
*	Fidelity Growth Company	45,847.23 shares	2,244,680
*	Fidelity Retirement Money Market	6,543,863.66 shares	6,543,864
*	Fidelity Value Fund	1,497.816 shares	59,703
	MSI Small Cap Growth I	10,078.474 shares	76,899
	MSI Midcap Growth I	45,859.844 shares	806,675
*	News Corporation Stock Fund Class A (nonvoting)	93,052.215 shares	679,539
*	News Corporation Stock Fund Class B (voting)	33,670.864 shares	213,651
	Hartford Cap App Y	15,282.483 shares	352,873
	Allianz NFJ Small Cap Value Fund Inst.	22,513.251 shares	448,014
	PIMCO Total Return Institutional	140,764.163 shares	1,427,349
	DWS International Fund S	26,295.457 shares	907,456
*	Spartan US Equity Index	163,899.569 shares	5,228,396
	Templeton Growth Adv.	10,397.59 shares	135,585

	Total investments per financial statements		28,199,738

*	Participant loans	Interest rates from 5% – 8.25%	284,476

	Total assets held at end of year		$28,484,214

*	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWS AMERICA 401k SAVINGS PLAN

By:	/s/ Theodore Exarhakos
Theodore Exarhakos
Vice President, Benefits,
News America Incorporated

Date: June 26, 2009

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP